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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 14)*	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response. . . 14.5
Falconbridge Limited (Name of Issuer)
Common Shares (Title of Class of Securities)
36104100 (CUSIP Number)

Benny S. Levene
Chief Legal Counsel
Xstrata plc
Bahnhofstrasse 2
Zug, Ch-6301
Switzerland
+41-41-726-6058
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 15, 2006 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization England and Wales

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 349,922,526
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 349,922,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,922,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.1%

14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). 1184760 Alberta Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 349,922,526
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 349,922,526

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 349,922,526

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 92.1%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No.            36104100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Xstrata Canada Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☒

6.	Citizenship or Place of Organization Canada

Number of Shares		7.	Sole Voting Power
Beneficially
Owned by Each		8.	Shared Voting Power 257,700,100
Reporting
Person With		9.	Sole Dispositive Power

		10.	Shared Dispositive Power 257,700,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,700,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 67.8%

14.	Type of Reporting Person (See Instructions) CO; HC

Introduction.

        This Amendment No. 14 amends and supplements the Schedule 13D filed on August 24, 2005, as amended by Amendment No. 1 thereto filed on September 6, 2005 and as further amended by Amendment No. 2 thereto filed on February 3, 2006, Amendment No. 3 thereto filed on May 17, 2006, Amendment No. 4 thereto filed on May 18, 2006, Amendment No. 5 thereto filed on June 12, 2006, Amendment No. 6 thereto filed on June 21, 2006, Amendment No. 7 thereto filed on July 7, 2006, Amendment No. 8 filed thereto on July 11, 2006, Amendment No. 9 thereto filed on July 19, 2006, Amendment No. 10 thereto filed on July 21, 2006, Amendment No. 11 thereto filed on July 27, 2006, Amendment No. 12 thereto filed on July 27, 2006, and Amendment No. 13 thereto filed on August 9, 2006 by (i) Xstrata plc and (ii) 1184760 Alberta Ltd. (the "Statement") relating to the common shares of Falconbridge Limited, a corporation organized under the laws of Ontario, Canada. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 2.    Identity and Background

        The first paragraph of Item 2 of the Statement is hereby deleted and replaced in its entirety with the following paragraph:

        "The Statement is being filed by Xstrata plc, a corporation incorporated under the laws of England and Wales ("Xstrata"), 1184760 Alberta Ltd. (the "Purchaser"), a corporation incorporated under the laws of Alberta and a wholly-owned indirect subsidiary of Xstrata, and Xstrata Canada (as defined in Item 4 of the Statement), a corporation incorporated under the laws Ontario and a wholly-owned indirect subsidiary of Xstrata and the Purchaser (Xstrata, the Purchaser and Xstrata Canada together constitute the "Reporting Persons"). The joint filing agreement of the Reporting Persons is attached hereto as Exhibit 39 and is incorporated herein by reference."

        Item 2 of the Statement is hereby amended by adding the following paragraph immediately after the third paragraph thereof:

        "Xstrata Canada was organized solely for the purpose of acquiring Common Shares in connection with the August 15th Amended Falconbridge Offer, and has not carried out any other business or activity. The registered offices of Xstrata Canada are 1 First Canadian Place, 44th Floor, Toronto, Ontario, Canada M5X 1B1."

        Schedule II to the Statement is amended and restated in its entirety to read as set forth on Schedule II hereto.

Item 3    Sources and Amount of Funds or Other Consideration

        Item 3 of the Statement is hereby amended by deleting each reference to "July 19th Revised Falconbridge Offer" and replacing each such reference in its entirety with "August 15th Amended Falconbridge Offer".

Item 4.    Purpose of Transaction.

        Item 4 of the Statement is hereby amended by adding the following paragraphs immediately prior to the last paragraph thereof:

        "On August 14, 2006 at 7:59 p.m. (Toronto time), Xstrata, through Xstrata Canada, took up and accepted for payment all of the outstanding Common Shares validly deposited to the Falconbridge Offer and not withdrawn, totaling 257,700,100 million Common Shares (representing approximately 67.8% of the issued and outstanding Common Shares).

        Xstrata also issued a Notice of Extension dated August 15, 2006, amending the Falconbridge Offer in order to extend the expiry time of the Falconbridge Offer to midnight (Vancouver, Canada time) on August 25, 2006 (the "August 15th Amended Falconbridge Offer").

        Xstrata currently intends to acquire all Common Shares not tendered to the August 15th Amended Falconbridge Offer pursuant to a compulsory acquisition or subsequent acquisition transaction following the expiry of the August 15th Amended Falconbridge Offer.

        The foregoing description of the August 15th Amended Falconbridge Offer does not purport to be complete and is qualified in its entirety by reference to the full text of the Offer to Purchase and Offer Circular, filed as Exhibit 17 hereto, as amended by the Notice of Extension, dated July 7, 2006, filed as Exhibit 22 hereto, the Notice of Variation, dated July 11, 2006, filed as Exhibit 26 hereto, the Notice of Variation, dated July 21, 2006, filed as Exhibit 31 hereto, and the Notice of Extension, dated August 15, 2006, filed as Exhibit 37 hereto, each of which is incorporated herein by reference."

Item 5.    Interest in Securities of the Company.

        The first and second sentences of Item 5(a) of the Statement are hereby deleted and replaced in their entirety with the following sentences:

    "The Purchaser beneficially owns 92,222,426 Common Shares representing approximately 24.3% of the issued and outstanding Common Shares. Xstrata Canada beneficially owns 257,700,100 Common Shares representing approximately 67.8% of the issued and outstanding Common Shares. By virtue of its ownership of Xstrata Canada, the Purchaser may be deemed to share beneficial ownership of the Common Shares owned by Xstrata Canada. By virtue of its ownership of the Purchaser and Xstrata Canada, Xstrata may be deemed to share beneficial ownership of the Common Shares owned by each of the Purchaser and Xstrata Canada."

        Item 5(b) of the Statement is hereby deleted and replaced in its entirety with the following:

  "(b)
  Xstrata and the Purchaser have the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares referred to in the first sentence of paragraph (a) of Item 5. Xstrata, the Purchaser and Xstrata Canada have the shared power to vote, direct the vote, dispose of or direct the disposition of the Common Shares referred to in the second sentence of paragraph (a) of Item 5."

        Item 5(c) of the Statement is hereby deleted and replaced in its entirety with the following:

  "(c)
  Except for the purchase of Common Shares described in the fifth to last paragraph of Item 4, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any other Schedule I Persons or the Schedule II Persons has effected any transactions in the Common Shares since the date of the most recent amendment to the Statement."

Item 7.    Material to be Filed as Exhibits.

        Item 7 is hereby amended and supplemented by the filing of the following exhibits herewith:

Exhibit No.	Description
37.	Notice of Extension, dated August 15, 2006.(1)
38.	Press Release of Xstrata, dated August 15, 2006.(2)
39.	Joint Filing Agreement (which replaces in its entirety the Joint Filing Agreement filed as Exhibit 7 to the Schedule 13D filed by Xstrata plc and 1184760 Alberta Ltd. on August 24, 2005).(2)

(1)
Incorporated by reference to Amendment No. 6 to the Schedule 14D-1F filed by Xstrata Canada Inc. and Xstrata plc on August 15, 2006.

(2)
Filed herewith.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2006
XSTRATA PLC
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: Chief Legal Counsel

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2006
1184760 ALBERTA LTD.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2006
XSTRATA CANADA INC.
	By:	/s/ BENNY STEVEN LEVENE Name: Benny Steven Levene Title: President

Schedule II

Directors and Executive Officers of the Reporting Persons

The (i) name, (ii) citizenship, (iii) principal occupation and (iv) principal business address of each of the directors and executive officers of 1184760 Alberta Ltd. are listed below:

DIRECTORS

(i)
Benny Steven Levene

(ii)
South African

(iii)
Chief Legal Counsel

(iv)
Xstrata (Scweiz) AG
c/o Xstrata Copper Australia, Level 34
Gateway, 1 Macquarie Place
Sydney 2000, Australia

(i)
William Michael Ainley

(ii)
Canadian

(iii)
Lawyer

(iv)
Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1, Canada

(i)
J.G. (Jeff) Lawson

(ii)
Canadian

(iii)
Lawyer

(vi)
Burnet, Duckworth & Palmer LLP
350 7th Avenue S.W., Suite 1400
Calgary, Alberta T2P 3N9, Canada

(i)
Tom M. Mix

(ii)
Canadian

(iii)
Lawyer

(iv)
Burnet, Duckworth & Palmer LLP
350 7th Avenue S.W., Suite 1400
Calgary, Alberta T2P 3N9, Canada

(i)
Jeremy P. Matthies

(ii)
Canadian

(iii)
Lawyer

(iv)
Burnet, Duckworth & Palmer LLP
350 7th Avenue S.W., Suite 1400
Calgary, Alberta T2P 3N9, Canada

EXECUTIVE OFFICERS

(i)
Brian Azzopardi

(ii)
Maltese

(iii)
Group Controller

(iv)
Xstrata (Schweiz) AG
Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)
Charles Rex Sartain

(ii)
Australian

(iii)
Chief Executive Xstrata Copper

(iv)
Level 9 Riverside Centre
123 Eagle Street, Brisbane, QLD 4000, Australia

(i)
Benny Steven Levene

(ii)
South African

(iii)
Chief Legal Counsel

(iv)
Xstrata (Scweiz) AG
c/o Xstrata Copper Australia, Level 34
Gateway, 1 Macquarie Place
Sydney 2000, Australia

(i)
Louis Oliver Forbes Irvine

(ii)
Irish

(iii)
Chief Financial Officer-Xstrata Copper

(iv)
Xstrata Copper
Level 9, Riverside Centre
123 Eagle Street
Brisbane, QLD 4001
Australia

The (i) name, (ii) citizenship, (iii) principal occupation and (iv) principal business address of each of the directors and executive officers of Xstrata plc are listed below:

DIRECTORS

(i)
Michael Lawrence Davis

(ii)
British/South African

(iii)
Chief Executive, Xstrata plc

(iv)
Xstrata (Schweiz) AG
Bahnhoffstrasse 2, CH-6300 Zug, Switzerland

(i)
Ivan Glasenberg

(ii)
Australian

(iii)
Chief Executive of Glencore International AG

(iv)
Glencore International AG
Baarermattstrasse 3, P.O. Box 777, CH-6341 Baar, Switzerland

(i)
Paul Mandeville Hazen

(ii)
United States

(iii)
Corporate Director

(iv)
P.O. Box 7070, Carmel CA 93921, USA

(i)
David R Issroff

(ii)
British/South African

(iii)
Head of Ferroalloys Division of Glencore International AG

(iv)
Glencore International AG
Baarermattstrasse 3, P.O. Box 777, CH-6341 Baar, Switzerland

(i)
Robert MacDonnell

(ii)
United States

(iii)
Corporate Director

(iv)
877 Rutherford Road, Rutherford, CA 94573, USA

(i)
Trevor Lawrence Reid

(ii)
British

(iii)
Chief Financial Officer

(iv)
Xstrata (Schweiz) AG
Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)
Sir Steve Robson CB

(ii)
British

(iii)
Corporate Director

(iv)
1 Holly Villas, Wellesley Avenue, London W6 6UW, England
(Residential address)

(i)
David Rough

(ii)
British

(iii)
Corporate Director

(iv)
Burford House
The Drive, Cheam, Surrey, SM2 7DP, England
(Residential address)

(i)
Dr. Fred J. P. Roux

(ii)
South African

(iii)
Corporate Director

(iv)
8435 Brackenridge, Plettenberg Bay, South Africa

(i)
Ian Strachan

(ii)
British and United States

(iii)
Corporate Director

(iv)
30 Bloomfield Terrace, London, SW1W 8PQ, England
(Residential address)

(i)
Willy R. Strothotte

(ii)
German

(iii)
Chairman of Glencore International AG

(iv)
Glencore International AG
Baarermattstrasse 3, P.O. Box 777, CH-6341 Baar, Switzerland

(i)
Santiago Zaldumbide

(ii)
Spanish

(iii)
Chief Executive of Xstrata Zinc

(iv)
Asturiana de Zinc S.A.
Cardenal Marcelo Spinola 42-7, E-28016 Madrid, Spain

EXECUTIVE OFFICERS

(i)
Brian Azzopardi

(ii)
Maltese

(iii)
Group Controller

(iv)
Xstrata (Schweiz) AG
Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)
Kevin Michael Burford

(ii)
British

(iii)
Global Head of Internal Audit and Risk

(iv)
Xstrata South Africa (Pty) Ltd.
Suite No 19, Private Bag X1, Melrose Arch 2076, South Africa

(i)
Peter Roland Coates

(ii)
Australian

(iii)
Chief Executive Xstrata Coal

(iv)
Level 38 Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia

(i)
Richard Elliston

(ii)
British

(iii)
Company Secretary

(iv)
Xstrata Services (UK) Ltd.
4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)
Marc Bernard Clement Gonsalves

(ii)
British

(iii)
Executive General Manager Corporate Affairs

(iv)
Xstrata Services (UK) Ltd.
4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)
Andrew Latham

(ii)
British

(iii)
General Manager Corporate Development

(iv)
Xstrata Services (UK) Ltd.
4th Floor Panton House, 25 Haymarket, London SW1Y 4EN, England

(i)
Benny Steven Levene

(ii)
South African

(iii)
Chief Legal Counsel

(iv)
Xstrata (Schweiz) AG
Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)
Thras Moraitis

(ii)
Greek and British

(iii)
General Manager Group Strategy and Development

(iv)
Xstrata Services (UK) Ltd.
4th Floor Panton House, 25 Haymarket, London, SW1Y 4EN, England

(i)
Petrus Nienaber

(ii)
South African

(iii)
Chief Executive Xstrata Alloys

(iv)
Xstrata Alloys
44 Vanadium Street, Private Bag X82288, Rustenburg 0300, South Africa

(i)
Charles Rex Sartain

(ii)
Australian

(iii)
Chief Executive Xstrata Copper

(iv)
Level 9 Riverside Centre
123 Eagle Street, Brisbane, QLD 4000, Australia

(i)
Ian Wall

(ii)
Australian

(iii)
Group Treasurer

(iv)
Xstrata Services (UK) Ltd. 4th Floor Panton House
25 Haymarket, London, SW1Y 4EN, England

The (i) name, (ii) citizenship, (iii) principal occupation and (iv) principal business address of each of the directors and executive officers of Xstrata Canada Inc. are listed below:

DIRECTORS

(i)
Benny Steven Levene

(ii)
South African

(iii)
Chief Legal Counsel

(iv)
Xstrata (Scweiz) AG
c/o Xstrata Copper Australia, Level 34
Gateway, 1 Macquarie Place
Sydney 2000, Australia

(i)
William Michael Ainley

(ii)
Canadian

(iii)
Lawyer

(iv)
Davies Ward Phillips & Vineberg LLP
1 First Canadian Place, 44th Floor
Toronto, Ontario M5X 1B1, Canada

EXECUTIVE OFFICERS

(i)
Benny Steven Levene

(ii)
South African

(iii)
Chief Legal Counsel

(iv)
Xstrata (Schweiz) AG
c/o Xstrata Copper Australia,
Gateway, 1 Macquarie Place
Sydney 2000, Australia

(i)
Brian Azzopardi

(ii)
Maltese

(iii)
Group Controller

(iv)
Xstrata (Schweiz) AG
Bahnhofstrasse 2, CH-6300 Zug, Switzerland

(i)
Charles Rex Sartain

(ii)
Australian

(iii)
Chief Executive Xstrata Copper

(iv)
Level 9 Riverside Centre
123 Eagle Street, Brisbane, QLD 4000, Australia

(i)
Louis Oliver Forbes Irvine

(ii)
Irish

(iii)
Chief Financial Officer-Xstrata Copper

(iv)
Xstrata Copper
Level 9, Riverside Centre
123 Eagle Street
Brisbane, QLD 4001
Australia

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Directors and Executive Officers of the Reporting Persons